Robert Greenberg, M.D., Ph.D. President and Chief Executive Officer Filed pursuant to Rule 433 of the Securities Act of 1933 ( Registration Number 333 - 198073) – October 6, 2014

Legal Notices The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates . Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering . You may get these documents for free by visiting EDGAR on the SEC web site at www . sec . gov . The issuer, any selling agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 310 - 526 - 5000 . Forward - looking statements may address the following subjects among others : expected products, applications, customers, technologies and performance and our expectations concerning our business strategy . Forward - looking statements involve inherent risks and uncertainties which could cause actual results to differ materially from those in the forward - looking statements, as a result of various factors including those risks and uncertainties referred to in the risk factors section of the prospectus for the offering . In this document, we refer to information regarding potential markets for products and other industry data . We believe that all such information has been obtained from reliable sources that are customarily relied upon by companies in our industry . However, we have not independently verified any such information . 2

Second Sight ’ s Technology Platform 3 Second Sight’s Purpose : Restoring vision to the blind CNN Video: 'Bionic eye' lets blind man 'see' again http:// edition.cnn.com /video/data/2.0/video/international/2014/06/18/ spc - vital - signs - roger - pontz - bionic - eye.cnn.html

4 Argus II Implant Argus II Glasses Video Processing Unit (VPU) The Argus ® II System – A 25 Year Journey System bypasses dead photoreceptors and stimulates underlying neurons Processes video and transforms into instructions for implant Miniature video camera captures scene Communication to VPU and to implant 60 electrodes

Experienced Management and Board Robert Greenberg Alfred E. Mann President, Chief Executive Officer & Director Chairman of the Board of Directors & Founder • Co - managed the Alfred E. Mann Foundation • Served as lead reviewer for IDEs and 510(k)s at the Office of Device Evaluation at FDA • Directs MannKind Corporation • Served as CEO of MiniMed (acquired by Medtronic) and Pacesetter Systems; Co - CEO of Advanced Bionics Corporation 5 William J. Link Aaron Mendelsohn Gregg Williams Director Director & Founder Director • Co - founder and managing director of Versant Ventures • Founded and served as Chairman and CEO of Chiron Vision • Experienced ophthalmology investor • Served on the board of Advanced Bionics • Founder and director of MRG, sold to Medtronic • CEO of Williams International Corporation • Director of General Aviation Manufacturers Association Decades of Experience Creating Value from Disruptive Technology

Significant Addressable Markets Market/Indication Retinitis Pigmentosa (RP) Age Related Macular Degeneration (AMD) Other untreatable causes Global addressable market per indication 375,000 2,000,000 5,800,000 6 39 million people are legally blind globally 8 million patients legally blind globally due to unpreventable causes

Drivers of Mass Adoption R&D • Argus II applicable to AMD with minor modifications • Software upgrade (resolution enhancement) R&D in development • Cortical stimulation device (similar to Argus II) in development Regulatory • Argus II approved in the US and EU for subset of RP patients • First mover advantage • Clinical path for AMD similar to RP • Established precedent for direct cortical stimulation Reimbursement • US reimbursement milestones achieved and coverage progressing • EU Reimbursement approved in Germany and France • European journal article persuasively covers economic rationale in support of reimbursement at current pricing Operating Centers of Excellence • North America - 10 centers and discussions with additional 14 centers • EU - 10 centers and discussions with additional 15 centers • Centers of Excellence model accommodates accelerating demand (steady state targets 200 - 300 centers globally) Manufacturing Scalability • Current facility can accommodate annual production of ~1200 units/year • Product cost decreases with volume 7

Key Anticipated Milestones



R&D and Regulatory Milestones
Reimbursement Approvals
Centers of Excellence
Manufacturing Facilities
Original Argus II FDA Approval
Current Argus II FDA Approval
IPO
AMD First enrollment in feasibility study
AMD Complete enrollment in feasibility
AMD First enrollment in pivotal study
Software Improvements Approved
AMD Complete enrollment in pivotal study
2013
2014
2015
2016
2017
Cortical First mechanical model animal implants
Cortical First complete active device animal implants
Cortical First enrollment in human feasibility trial
Cortical Complete enrollment in human feasibility trial
AMD
Cortical prosthesis
Software upgrade

Second Sight

Reimbursement Is Growing

Validated economic rationale and coverage progress

R&D and Regulatory Milestones | **Reimbursement Approvals** | Centers of Excellence | Manufacturing Facilities

"This economic evaluation shows that Argus II is a cost-effective intervention compared to usual care of the RP patients. The lifetime analysis incremental cost per ratios (ICERs) for Argus II falls below the published societal willingness to pay of EuroZone countries."

Research Article, BMC Ophthalmology, 2014; The cost-effectiveness of the Argus II retinal prosthesis in Retinitis Pigmentosa patients; Anil Vaidya, Elio Borgonovi et al

Argus II candidates are primarily Medicare Beneficiaries

In the **United States**, we have achieved many of our reimbursement objectives:

- Medicare has assigned codes for the device and surgical procedure (CPT, ICD-9-CM, HCPCS).
- Obtained Transitional Pass-through payment from Medicare for the device.
- Established coverage with Palmetto, several Medicare Advantage & Commercial payers

In **Europe**, Germany and France national governments are reimbursing the device.

Second Sight

10 Reimbursement currently in place Reimbursement in process longer term 24+ months Reimbursement not yet sought Reimbursement in process medium term 12 – 24 months EUROPE Reimbursement Approvals Centers of Excellence Manufacturing Facilities R&D and Regulatory Milestones European Reimbursement Geographical Footprint

US Reimbursement

R&D and Regulatory Milestones | Reimbursement Approvals | Centers of Excellence | Manufacturing Facilities



VA, NC, SC, WV	Palmetto Medicare	Covered
U.S.	Health Net	Covered
PA, NJ, WV	Ameri-Health	Covered
PA	Independ-ence Blue Cross	Covered
AR	BCBS of Arkansas	Covered
MI	BCBS of Michigan (MA)	Pre-auth covered
MI	Humana (MA)	Pre-auth covered
IL	Humana (PPO)	Pre-auth covered
CA	Cigna (PPO)	Pre-auth covered
CA	Kaiser-SC	OON Coverag e
NC	Humana (MA)	Pre-auth covered
NC	Group Health (MA)	ALJ

Second Sight

Operating Centers Worldwide

Centers are actively implanting and/or recruiting patients to schedule their Argus II retinal prosthesis surgeries

R&D and Regulatory Milestones | Reimbursement Approvals | **Centers of Excellence** | Manufacturing Facilities

North America
Kellogg – Univ. Michigan
Univ. Southern California
Toronto Western Hospital
Wills Eye – Philadelphia
Duke Eye Center
Texas Retina Assoc. – Dallas
Bascom Palmer–Univ. Miami
Wilmer – Johns Hopkins
University of Illinois Chicago
University of Minnesota

Germany
University Aachen
University Cologne
University Hamburg
University Lübeck
City Karlsruhe
Clinic Sulzbach

France
CHU Bordeaux
CHU Strasbourg
CHNO des XV-XX (Paris)

Saudi Arabia
King Khaled Eye Specialist Hospital

- 10 qualified and active centers in North America. We are in discussions with 14 more centers.
- 10 qualified and active centers in the EU/Middle East. We are in discussions with 15 more centers.
- Asia partnerships anticipated as technology platform matures.

Second Sight

Patent Estate We solved five very difficult technical problems that no other company has solved . Our patent portfolio contains a large number of claims covering these solutions: 13 Other challenges, 185 grants and applications Reliable long lived miniature electronics package, 50 grants and apps Safe and reliable flexible retina interface with many electrodes, 39 grants and apps Interconnect package to electrode array, 22 grants and apps Material capable of high charge injection on small electrodes, 29 grants and apps Effective stimulation patterns and fitting, 20 grants and apps USPTO Grants 207 Pending Applications 80 Foreign Offices Grants 79 Pending Applications 82 102 grants and apps on the 5 challenges 185 grants and apps on other challenges Large portfolio creates significant barriers to entry

Market Landscape

Dominant industry position for the foreseeable future

Company	Technology	Status	Country
Retina Implant AG	Alpha IMS, a modified cochlear implant with light sensor and subretinal electrodes	• CE mark granted • No FDA approval • Yet to be commercialized • Most devices reported to fail within 3-9 months post-implant • 8 hour surgical procedure • Requires clear eye optics and cannot be easily adapted to cortical stimulation	Germany
Pixium Vision	IRIS (Intelligent Retinal Implant System), implant with electrodes placed epiretinally	• No CE mark • No FDA approval • Yet to be commercialized • Employs optical data link, requiring clear optics. • Cannot be easily adapted to cortical stimulation	France
Nidek Co.	STS prosthesis, a cochlear implant-like device with electrodes placed in scleral pocket	• No CE mark • No FDA approval • Yet to be commercialized • Current implant tested for a few months in two subjects	Japan
NanoRetina	Bio-Retina, implant designed to use the eye's own optical system	• No CE mark • No FDA approval • Yet to be commercialized • No human implantation	Israel

Second Sight

Planned R&D Milestones Software Update to Argus II • Substantial resolution enhancement without the need to increase number of electrodes. • Well - established paradigm – current steering to control neuronal stimulation between the physical location of the 60 electrodes. • Pulse parameters shown in vivo to produce more focal phosphenes. • Acuboost zoom image processing has produced 20/200 visual acuity in the clinic. • Milestone: Q2 2016, Regulatory approval of software improvements. Applying Argus II to AMD patients • Large addressable market requiring no change to Argus II • Preliminary evidence Argus II will be effective by Tanguay at USC • Milestone: Q2 2017, Completion of enrollment in pivotal study Developing Orion I for Direct Cortical Stimulation • Very large addressable market requiring relatively minor changes to Argus II • Precedent for cortical stimulation paradigm in multiple academic groups • Precedent for clinical approval of brain stimulation devices • Milestone: Q2 2017, Completion of enrollment in human feasibility study 15

Software Upgrades 16 From Bonham and Litvak, “ Current Focusing and Steering, ” Hearing Research 242 (2008), 141 - 153. Resolution enhancement without adding electrodes • Controlling the relative stimulation applied to adjacent electrodes can produce spatial patterns of stimulation between electrodes ( “ virtual electrodes ” ). • Potential resolution enhancement: 10x – 100x at the pixel level. • Large body of work to draw upon in cochlear implant technology. • Capital efficient path to resolution enhancement. • Key variables: • Relative pulse amplitude in adjacent electrodes; • Pulse shape; • Pulse duration.

Expanding into AMD

Preliminary data indicating Argus II will be an effective treatment for AMD

Experimental work conducted in Armand Tanguay Jr.'s lab at USC indicates:

•Simulation of retinal prostheses in AMD patients leads to improved time to grasp a target object and ability to avoid obstacles to grasping a target.

•Simulation of retinal prostheses in AMD patients leads to improved functional depth task performance.

•Taken together, the simulations suggest that retinal prostheses in AMD patients may allow blind patients to perform daily tasks with more ease, accuracy, and speed.

Our human experiments at Johns Hopkins produced phosphenes in two AMD patients.

These data provide experimental justification for Argus II being an effective treatment for AMD patients. Importantly, AMD disease progression destroys central vision and leaves some peripheral vision.

Second Sight

Expanding into Direct Cortical Stimulation

The Orion I device – low development risk, 5 million+ patients

Our objective in designing and developing the Orion™ I visual prosthesis is to bypass the optic nerve and directly stimulate the visual cortex, the part of the brain responsible for vision.

Risks mitigated:

- Orion I requires only minor modifications to the Argus II device.
- Direct cortical stimulation to restore vision previously demonstrated by multiple academic groups including Brindley, Dobelle, and NIH researchers.
- Clinical precedent - FDA approval recently obtained by NeuroPace for the NeuroPace RNS System, a brain cortex neurostimulation device for the treatment of epilepsy.



Second Sight

Facilities and Manufacturing Our manufacturing facility is located at our principal office in Sylmar, California in 10,000 square feet of controlled environment rooms (CERs). 19 10 devices per month Current manufacturing capacity using half the space in our facility and our current staff level 100 devices per month Same manufacturing facilities using full space, adding staff and using two full shifts Reimbursement Approvals Centers of Excellence Manufacturing Facilities R&D and Regulatory Milestones Scale up to

Facilities and Manufacturing $0 $10,000 $20,000 $30,000 $40,000 $50,000 $60,000 $70,000 $80,000 100 250 500 750 1,000 Cost Per Unit as a Function of Volume Cost per unit 20 Reimbursement Approvals Centers of Excellence Manufacturing Facilities R&D and Regulatory Milestones Cost improvements are achieved by • Spreading overhead over more units as we increase production • Decreasing labor and scrap per unit as we improve processes and yields

The Offering Public Offering Price $9.00 per share Expected Proceeds * $36,225,000. Common Stock Offered * 4.025 million shares of common stock. Long Term Investor Right The formula to determine the amount of common stock to be issued on a Long Term Investor Right, which shall not exceed one share of common stock per Long Term Investor Right, will be: ( i ) 200% of the Offering Price minus (ii) the highest average of consecutive closing prices over any 90 calendar day period on the principal exchange during the two years after the closing date of this offering (the “ Measurement Average ” ), divided by the Measurement Average . 21 * Assuming underwriter ’ s full exercise of overallotment option

Capitalization Table (As of August 31, 2014) 22 (1.) Including common stock issuable upon conversion of convertible notes, which all convert at IPO. (2.) Include shares issuable upon exercise of underwriter ’ s overallotment option. (3) Includes 2,521,748 options outstanding as of August 31, 2014, and 746,134 options granted in September 2014. Based on an IPO of 3,500,000 shares at $9.00 per share Current Post - IPO % Common Stock Outstanding (1) 31,081,442 31,081,442 77.0% Shares Issued in the Offering (2) 4,025,000 10.0% Share Total 31,081,442 35,106,442 Company Valuation @ $9/share 279,732,978 315,957,978 Options Outstanding (3) 3,267,882 3,267,882 8.1% Warrants Outstanding 1,180,766 1,985,766 4.9% Fully Diluted Share Total (2) 35,514,352 40,360,090 100.0%

Rough Breakeven Analysis Cost per Unit $30,000 Average Selling Price $110,000 Rough Breakeven point 350 units per year 23 Anticipated Operating Expense Breakdown SG&A – $17M R&D – $12M Key Assumptions

24 1 Potential Value Inflection Points AMD feasibility clinical study 2 Software upgrade feasibility clinical study 3 Cortical feasibility clinical study 4 Profitability

Major Awards & Recognition 25

Second Sight Medical Products Innovation You Can See TM 26